UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Edison Brothers Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    280875303
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                                 (CUSIP Number)

                                Anna Glick, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6309
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  May 13, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Nomura Holding America, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3518229
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |_| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        OO
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) |_|

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             435,235
                      ------ ---------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES                    0
BENEFICIALLY
  OWNED BY            ------ ---------------------------------------------------
   EACH               9      SOLE DISPOSITIVE POWER
 REPORTING                   435,235
  PERSON
   WITH              ------ ----------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        435,235
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.5%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        HC, CO
------- ------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends Item 5 of the Schedule 13D, dated December 22, 1997 (the "Original Schedule 13D"), filed by the Reporting Person to reflect subsequent dispositions of Common Stock by the Reporting Person. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is amended by appending the following:

     As of the date of this Amendment No. 1, according to the Corporation's Form 10-K for the fiscal year ended January 31, 1998, the Corporation has 9,596,701 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 435,235 shares of Common Stock, or 4.5% of the outstanding Common Stock.

     Item 5(b) is amended by appending the following:

     As of the date of this Amendment No. 1, the Reporting Person has the sole power to vote, or to direct the vote of, 435,235 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 435,235 shares of Common Stock.

     Item 5(c) is amended by  appending  the  following:

     During the period from January 16, 1998 to May 13, 1998, the Reporting Person disposed of an aggregate of 280,800 shares of Common Stock at an average selling price of $7.7119 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  May 20, 1998

                                    NOMURA HOLDING AMERICA, INC.


                                    By:  /s/ Dennis Dolan
                                         ----------------
                                        Name:  Dennis Dolan
                                        Title: Managing Director